July 11, 2005


      Mail Stop 4561

William C. Morris
President and CEO
Idea Sports Entertainment Group, Inc.
800 West Main
Lake City, SC  29560

      Re:	Idea Sports Entertainment Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Form 10-QSB for the quarter ended March 31, 2005
      Filed 4/15/05
      File No. 0-23100

Dear Mr. Morris:

      We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-KSB for the year ended December 31, 2004

Notes to Consolidated Financial Statements

Note 2. Acquisitions, page 27

1. Please advise us of your basis in GAAP for recording the acquisition of IMGI at the carryover basis of its previous owners. It does not appear that IMGI is an entity under common control as discussed in EITF 02-5. Therefore it appears that the acquisition should be recorded at fair market value in accordance with SFAS 141.

2. Tell us how you determined that the value of warrants issued, as determined by the Black-Scholes option pricing model, was the most reliable measure of fair value for the television programs acquired in October 2004.

3. Tell us your basis in GAAP for assigning zero value to the acquisition of Gaming. It appears that the warrants issued have some value attached and the acquisition should therefore be reflected on your consolidated balance sheet.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Idea Sports Entertainment Group, Inc.
July 11, 2005
Page 1